Primary Business Name: KEZAR TRADING, LLC **BD Number: 171752**

BD - AMENDMENT

10/15/2024

BD - INDIRECT OWNERS

Ownership Codes:	C - 25% but less than 50%	E - 75% or more
	D - 50% but less than 75%	F - Other General Partners

Full Legal Name	DE/FE/I	Entity in Which Interest is Owned	Status	Date Acquired	Own. Code	Control Person	PR	CRD # (or SSN, IRS Tax #, Emp. ID)
FMR, LLC	DE	~~KEZAR MARKETS~~LEVEL HOLDINGS, LLC THROUGH FMR SAKURA HOLDINGS, INC./FIDELITY GLOBAL BROKERAGE GROUP, INC.	SHAREHOLDER	03/2022	C	Y	N	04-3532603

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